Exhibit 1

24 March 2022

British American Tobacco Announces Closing of $200,000,000 Notes Offering

British American Tobacco p.l.c. (“BAT”) announces that B.A.T Capital Corporation (the “Issuer”), a wholly owned subsidiary of BAT, has closed today an offering of $200,000,000 aggregate principal amount of 4.742% Notes due 2032 (the “Notes”). The Notes are part of the same series of notes as the $700,000,000 aggregate principal amount of the Issuer’s 4.742% Notes due 2032 issued on March 16, 2022.

The Notes are fully and unconditionally guaranteed on a senior and unsecured and joint and several basis by BAT, B.A.T. International Finance p.l.c., B.A.T. Netherlands Finance B.V. and Reynolds American Inc. (collectively, the “Guarantors”).

BAT intends to use the net proceeds of the offering of the Notes for general corporate purposes, including the potential repayment of upcoming maturities.

Citigroup Global Markets Inc. has acted as sole book-running manager for the offering.

The offering of the Notes has been made under BAT’s existing effective shelf registration statement on file with the Securities and Exchange Commission (the “SEC”), which is available online at www.sec.gov. A final prospectus supplement and an accompanying prospectus describing the terms of the offering and other information relating to the Issuer and the Guarantors have been filed with the SEC. The shelf registration statement, the final prospectus supplement and the accompanying prospectus may be obtained, free of charge, by contacting Citigroup Global Markets Inc. toll-free at 1-800-831-9146.

The final prospectus supplement is also available at:

424B2 (sec.gov)

The shelf registration statement is also available at:

POSASR (sec.gov)

This communication shall not constitute an offer to sell nor a solicitation of an offer to buy the Notes. This offering is being made only pursuant to the Form F-3 registration statement, the prospectus supplement and the accompanying prospectus and only to such persons and in such jurisdictions as is permitted under applicable law.

About British American Tobacco p.l.c.

British American Tobacco is one of the world’s leading consumer products businesses, with brands sold in more than 200 markets. We have strategic combustible and THP brands – Dunhill, Kent, Lucky Strike, Pall Mall, Rothmans, Neo, Newport, Camel (in the U.S.) and Natural American Spirit (in the U.S.) – and over 200 brands in our portfolio, including a growing portfolio of potentially reduced-risk products. We hold robust market positions in each of our regions and have leadership positions in more than 55 markets.

Enquiries:

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British American Tobacco Investor Relations
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+44 (0) 20 7845 1180 / 2012 / 1138 / 1263

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